                                                                      Exhibit 99


             O\\2\\Micro Reports First Quarter Sales and Earnings


Santa Clara, CA and George Town, Grand Cayman, May 2, 2001. O2Micro International Limited (Nasdaq: OIIM), a leading supplier of innovative ICs for power management, reported today its financial results for the first quarter ended March 31, 2001.

Net sales for the first quarter, were $8.8 million, a 5% increase over the comparable quarter of the prior year. The company grew sales revenue despite the industry inventory correction and general economic conditions.

Net income for the first quarter, was $646,000, compared to $1,245,000 for the comparable quarter of the prior year. Due to the focus given to proprietary products business, margin expectations were exceeded and profitability was maintained while aggressively expanding the investment in R&D.

Earnings per share for the first quarter, fully diluted, were 2 cents per share, compared to 4 cents per share for the comparable quarter of the prior year.

"The first quarter 2001 was one of investment for O\\2\\Micro", said Sterling Du, Chairman and CEO. "We invested in the establishment of a design center in Shanghai and warehouse distribution center in Hong Kong. O\\2\\Micro continued to strengthen its position through increases in intellectual property, introduction of new high-performance products, and increased market penetration".

O\\2\\Micro announced that its best estimate for second quarter is for an increase in net sales of 5% to 8% over Q1.

Conference Call: O\\2\\Micro will hold its first quarter conference call today at 2:00 p.m. PDT; 5:00pm EDT. You may participate by dialing (877) 692-2587 or
(973) 633-6740. A replay of the call will be available by phone until May 9/th/ by dialing (877) 519-4471 or 973-341-3080, PIN #2534369. A live simulcast will also be available at www.streetevents.com and an online replay will be available
                     --------------------
for one week on the company website at www.o2micro.com.
                                    ------------------

About O\\2\\Micro
-----------------

Founded in March 1995, O\\2\\Micro designs, develops and markets innovative power management and security components for mobile communication, computer, Internet appliance, and LCD products. Products include AudioDJ(TM), SmartCardBus(R) for secure on line e-commerce, LCD Backlight Inverters and Battery Management IC's.

O\\2\\Micro maintains an extensive portfolio of intellectual property with 268 patent claims granted, and over 303 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.
                   ---------------

Statements made in this release that are not historical, including statements regarding O\\2\\Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O\\2\\Micro's products due to adverse economic conditions in general or specifically affecting O\\2\\Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O\\2\\Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company's initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

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

Contact Information:
Gil Goodrich
Director, Investor Relations, O\\2\\Micro
Phone: 408.987.5920 x8013
Email: gil.goodrich@o2micro.com

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

                        O\\2\\Micro International Limited
                       Consolidated Statements of Income
                      (Thousands, except per share data)

                                                      Three Months                  Years Ended  31
                                                     Ended March 31                     Dec. 31
                                                   2001            2000           2000            1999
                                                   ----            ----           ----            ----
NET SALES                                        $   8,790       $   8,348      $  40,356       $  23,728
COST OF SALES                                        3,273           2,927         15,687           9,797
                                                 ---------       ---------      ---------       ---------

GROSS PROFIT                                         5,517           5,421         24,669          13,931
                                                 ---------       ---------      ---------       ---------

OPERATING EXPENSES
  Research and development                           2,867           2,063          9,682           5,521
  Selling, general and administrative                2,437           2,147          8,714           6,973
  Stock-based compensation                              53             156            458             773
                                                 ---------       ---------      ---------       ---------
Total Operating Expenses                             5,357           4,366         18,854          13,267
                                                 ---------       ---------      ---------       ---------

INCOME FROM OPERATIONS                                 160           1,055          5,815             664
                                                 ---------       ---------      ---------       ---------

NON-OPERATING INCOME
  Interest - net                                       517              40            887             157
  Other - net                                           (3)             35            169              30
                                                 ---------       ---------      ---------       ---------
Total Non-Operating Income - Net                       514              75          1,056             187
                                                 ---------       ---------      ---------       ---------

INCOME BEFORE INCOME TAX                               674           1,130          6,871             851

  INCOME TAX (EXPENSE) BENEFITS                        (28)            115            227              13
                                                 ---------       ---------      ---------       ---------

NET INCOME                                       $     646       $   1,245      $   7,098       $     864

OTHER COMPENSATION INCOME
  Translation adjustments on subsidiaries              (10)           (138)          (185)            (12)
                                                 ---------       ----------     ---------       ---------

COMPREHENSIVE INCOME                                   636           1,107          6,913             852
                                                 =========       =========      =========       =========

EARNINGS PER SHARE
  Basic                                          $    0.02       $    0.13      $    0.34       $    0.09
                                                 =========       =========      =========       =========
  Diluted                                        $    0.02       $    0.04      $    0.21       $    0.03
                                                 =========       =========      =========       =========

IN EARNINGS PER SHARE
CALCULATION
  Basic                                             32,906           9,924         19,419           9,736
                                                 =========       =========      =========       =========
  Diluted                                           34,372          30,018         32,260          29,723
                                                 =========       =========      =========       =========

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

                        O\\2\\Micro International Limited
                          Consolidated Balance Sheets
                                  (Thousands)

                                                                                  March 31,                     December 31,
ASSETS                                                                      2001           2000           2000          1999
------                                                                   -------------   -------------   -----------   -----------
CURRENT ASSETS
Cash and cash equivalents                                                $     34,949    $      2,761    $   37,448    $     5,946
Restricted cash                                                                 1,199             324         1,199            317
Accounts receivable - net                                                       7,584           3,584         5,420          1,693
Inventories                                                                     4,607           3,997         5,472          3,118
Prepaid expenses and other current assets                                         934             300         1,148            160
                                                                         -------------   -------------   -----------   ------------
Total Current Assets                                                           49,273          10,966        50,687         11,234
                                                                         -------------   -------------   -----------   ------------

Long-term Investment                                                              500               0           500             --
                                                                         -------------   -------------   -----------   ------------
FIXED ASSETS - NET                                                              2,346           1,750         2,102          1,290

OTHER ASSETS
Receivables from 360 Degree Web Ltd.                                              750             750           750             --
Deferred income tax - noncurrent                                                  133             133           133             --
Other assets                                                                      455             259           435            267
                                                                         -------------   -------------   -----------   ------------
Total Other Assets                                                              1,338           1,142         1,318            267
                                                                                                         -----------   ------------

TOTAL ASSETS                                                             $     53,457    $     13,858    $   54,607    $    12,791
                                                                         =============   =============   ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable                                               $      1,867    $      2,383    $    3,767    $     2,752
Income tax payable                                                                268             162           449             12
Current portion of obligations under capital lease                                 29              50            41              5
Accrued expenses and other current liabilities                                  2,422           1,622         2,358          1,669
                                                                         -------------   -------------   -----------   ------------
Total Current Liabilities                                                       4,586           4,217         6,615          4,438
                                                                         -------------   -------------   -----------   ------------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                            9              24            13              2
                                                                         -------------   -------------   -----------   ------------

GUARANTEE DEPOSITS                                                                 51              51            51             51
                                                                         -------------   -------------   -----------   ------------

Total Liabilities                                                               4,646           4,292         6,679          4,491
                                                                         -------------   -------------   -----------   ------------

SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share. Authorized -
32,000,000 and 95,000,330 shares at December 31, 1999 and
2000, respectively. Issued - 9,916,050 and 32,788,238 shares
at December 31, 1999 and 2000, respectively.                                       33              10            33             10
Series A, B, C, D, E, F, G and H preference shares at $0.001 par value per share. Authorized - 18,933,889 shares (liquidation preference of $100, $300, $100, $500, $500, $4,018, $6,968
and $6,484, respectively) Issued - 18,527,380 shares.                               0              19             -             19
Additional paid in capital                                                     55,240          22,378        55,071         22,375
Warrants outstanding - 311,299 and 300,000 shares at
December 31, 1999 and 2000, respectively.                                          51              61            51             61
Deferred compensation                                                            (171)           (572)         (249)          (728)
Accumulated other comprehensive income                                           (233)           (176)         (223)           (38)

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